UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-10767

CUSIP NUMBER 76128Y 10 2

(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 2, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:	__________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25 (b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
RETAIL VENTURES, INC.

Full Name of Registrant

Former Name if Applicable
3241 Westerville Road

Address of Principal Executive Office (Street and Number)
Columbus, Ohio 43224

City, State and Zip Code
PART II — RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 23, 2008, Retail Ventures, Inc. (RVI) announced it had entered into, and consummated the transactions contemplated by, a definitive agreement dated January 23, 2008 to dispose of an 81% ownership interest in its Value City Department Stores (“Value City”) business to VCHI Acquisition Co., a newly formed entity owned by VCDS Acquisition Holdings, LLC, Emerald Capital Management LLC and Crystal Value, LLC. Following this transaction RVI is required to present the financial results for the disposition in its consolidated financial statements as discontinued operations for the three fiscal years 2005, 2006 and 2007. The level of activity required to satisfy these requirements and the time required for the attendant audit of RVI’s consolidated financial statements have resulted in the need to delay the filing of RVI’s Annual Report on Form 10-K for the year ended February 2, 2008 beyond the prescribed filing date. RVI was not able to eliminate the foregoing reasons causing its inability to timely file without unreasonable effort or expense. RVI anticipates that it will be able to file its completed Form 10-K not later than May 2, 2008.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

James A. McGrady	614	471-4722
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above following RVI’s January 23, 2008 disposition of its 81% ownership interest in the Value City business to VCHI Acquisition Co., RVI will reflect the financial results for the disposition as discontinued operations in RVI’s consolidated financial statements for all periods presented.
Retail Ventures, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 17, 2008	By:	/s/ James A. McGrady

James A. McGrady, Executive
Vice President, Chief Financial Officer, Treasurer and Secretary